Exhibit 99.1

Pacific Drilling Announces Second Quarter 2012 Results

•	Signs Five Year Contract for the Pacific Sharav and Adds $1.076 Billion to Backlog

•	Extends Contract Term for the Pacific Scirocco to Two Years

•	Earns $156.8 Million in Contract Drilling Revenues and $63.3 Million EBITDA

LUXEMBOURG (August 15, 2012) — Pacific Drilling S.A. (NYSE: PACD) today announced net income of $1.2 million or $0.01 per diluted share on revenue of $156.8 million for the three months ended June 30, 2012. In the comparable prior year period, net loss was $12.5 million or $0.06 per diluted share on no revenue.

CEO Chris Beckett said, “The second quarter of 2012 was a transition quarter as Pacific Drilling dealt with the challenges of the simultaneous start-up of the majority of our fleet. Operational performance improved throughout the quarter but is not yet where we want it to be. Problems with the blowout preventer on the Pacific Santa Ana experienced at the end of the quarter will negatively affect the third quarter also, with a total of 45 days during the quarter lost to BOP related repairs before the rig restarted operations on August 15. As a result of this downtime, our expectations for full year 2012 average revenue efficiency have been reduced from a range of 90% to 93% to a range of 86% to 89%, with a sequential improvement expected from third to fourth quarter.”

Mr. Beckett added, “During the second quarter, we continued to see favorable market conditions lead ultra-deepwater dayrates higher and encourage customers to inquire about rig availability in 2014. We were able to directly benefit from these market conditions when we converted a letter of award for the Pacific Sharav to a five year contract with Chevron for operations in the U.S. Gulf of Mexico. The contract provides for a maximum effective dayrate, including client reimbursements for mobilization and customer requested upgrades, of $590,000 per day. We are proud to have been selected once again to partner with Chevron. We are also pleased to be able to leverage the operations support infrastructure which we have already developed in the Gulf of Mexico region. In this strong market environment, we continue to have active negotiations and remain optimistic regarding contract opportunities for the Pacific Khamsin, to be delivered in the second quarter of 2013, and the Pacific Meltem, to be delivered in the second quarter of 2014.”

Regarding the operational drillships, Mr. Beckett commented, “The Pacific Bora and the Pacific Scirocco, having completed the shakedown period, delivered strong operating margin in the second quarter, in line with our expectations. In particular, Pacific Scirocco continued to exceed our expected revenue efficiency, and in recognition of our performance, the customer, Total, elected to extend the initial term of its contract on Pacific Scirocco to two years. The Pacific Mistral improved its performance during the quarter, delivering top quartile performance within the Petrobras fleet by quarter’s end. Pacific Santa Ana, our fourth drillship, arrived in the U.S. Gulf of Mexico and started drilling operations and revenue recognition under its five year drilling contract for Chevron on May 4, 2012.”

Second Quarter 2012 Operational Commentary

Contract drilling revenue for the second quarter of 2012 was $156.8 million including recognition of $23.9 million of deferred revenue for mobilization, contract preparation and asset upgrades. During the three months ended June 30, 2012, our operating fleet of four drillships achieved an average revenue efficiency of 85.4%(a). During April 2012, Pacific Bora and Pacific Mistral experienced several days of downtime to finalize upgrades to their blowout preventers (BOP) initiated during the first quarter of 2012. The resulting downtime reduced our average quarterly revenue efficiency by approximately 5% during the second quarter.

During the second quarter, Pacific Bora achieved average revenue efficiency of 87.2%. Following the completion of the BOP upgrades in April 2012, and through the remainder of the quarter, Pacific Bora achieved average revenue efficiency in excess of our expectation and reached our longer term targets for operating expenses. Pacific Scirocco delivered average revenue efficiency for the quarter of 93.1%, in excess of our expectation of 90% for a newbuild’s first six months of operations. Pacific Mistral produced average revenue efficiency for the quarter of 76.1% due to BOP related downtime at the beginning of the quarter. The rig continued to ramp up its operational performance as it completed the shakedown process and close out of Petrobras contractual upgrades, reaching target uptime by end of the quarter as well as reductions in operating expenses during the quarter. For the period from May 4, 2012, through June 30, 2012, Pacific Santa Ana delivered an average revenue efficiency level of 84.1%.

Contract drilling expenses for the second quarter of 2012 were $83.5 million, including $18.6 million in amortization of deferred mobilization costs and $5.9 million in shore-based and other support costs. Direct rig operating expenses were approximately $178,000 per day per rig, down from $190,000 per day per rig during the first quarter 2012, while our shore-based and other support costs also fell to $17,600 per day per rig, compared to $21,800 per day per rig during the first quarter 2012. The sequential improvements in contract drilling expenses were driven by significant reductions in costs for our rigs in Nigeria. General and administrative expenses for the second quarter of 2012 totaled $10.8 million.

EBITDA(b) for the second quarter of 2012 was $63.3 million.

Second Quarter 2012 Financial Commentary

Our liquidity position was strengthened following the closing of two letter of credit facilities totaling approximately $200 million, intended to support the Nigeria temporary importation bonds for Pacific Bora and Pacific Scirocco. As a result of securing these facilities, we were able to release $126 million of cash collateral from our restricted cash balance. Our cash balances on June 30, 2012, stood at $517 million, including $250 million of restricted cash related primarily to our project financing facility and collateral for our bonds and lines of credit.

We invested $128 million in the construction of the fleet during the second quarter. At the end of the quarter, we estimated the remaining capital expenditures to complete construction of our committed drillships at approximately $1.6 billion.

Second Half 2012 Operational Commentary and Updated Guidance

Looking forward, we expect our rigs in Nigeria, Pacific Bora and Pacific Scirocco, which have been in operation the longest, to continue to deliver revenue efficiency and operating expenses in line with our expectations. We expect Pacific Mistral to maintain the revenue efficiency reached by the end of the second quarter and continue to improve on operating expenses during the third quarter, while Pacific Santa Ana, still in shakedown mode, is expected to deliver subpar performance for the third quarter as a result of the operational issues related to its BOP.

Including the aforementioned downtime on Pacific Santa Ana, we expect our average revenue efficiency in the third quarter will range between 80% and 85% while in the fourth quarter, we expect that it will range between 90% and 95%. We anticipate that direct rig operating costs, excluding amortization of deferred mobilization expenses, will range between $165,000 and $175,000 per day per rig, with the top of the range representing costs during the third quarter and the bottom of the range representing costs during the fourth quarter. In addition, shore-based and other operations support costs are expected to be $16,000 to $17,000 dollars per day per rig. Income tax expense is anticipated to range between 4% and 5% of contract drilling revenue for the full year. Finally, due to the newbuild status of our fleet, deferred revenues and cost amortizations, as well as our depreciation profile, are significant to our financial results. Therefore, schedules of expected amortization of deferred revenue, amortization of deferred mobilization expenses, depreciation and interest expense for the existing credit facilities and senior bonds will be provided in conjunction with the filing of our Form 6-K for the quarter ended June 30, 2012, and will be included in the “Investor Toolkit” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com. Please note the guidance above is based on current expectations and certain management assumptions, and is subject to change.

Footnotes

(a)	Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(b)	EBITDA is a non-GAAP measure. Please refer to the reconciliation to net income included later in this press release.

Conference Call

Pacific Drilling will conduct a conference call at 9:00 a.m. U.S. Central Daylight Time on Thursday, August 16, 2012, to discuss second quarter 2012 results. To participate, dial +1 785-830-1923 or 1-800-533-7619 and refer to confirmation code 4868023 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 12:00 p.m. U.S. Central Daylight Time on Thursday, August 16, 2012, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 4868023. A replay of the call will also be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of seven ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates four recently delivered drillships under customer contract, has one drillship under construction under customer contract and two under construction at Samsung. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information in this press release concerning results for the fiscal period ended June 30, 2012, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include words or phrases such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar words, which are generally not historical in nature, and specifically include statements involving future operational performance; estimated duration of client contracts; contract dayrate amounts; future contract opportunities; future contract commencement dates and locations; backlog; timing and delivery of newbuilds; capital expenditures; growth opportunities; market outlook; revenue efficiency; cost adjustments; estimated rig availability; customers; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to governmental regulatory, legislative and permitting requirements affecting drilling operations; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; downtime and other risks associated with offshore rig operations, relocations, severe weather or hurricanes; possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; risks inherent to shipyard rig construction, repair, maintenance or enhancement; actual contract commencement dates; environmental or other liabilities, risks or losses; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy

Pacific Drilling Services, Inc.

+1 832 255 0502

Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	June 30, 2012	December 31, 2011
	(unaudited)
Assets:
Cash and cash equivalents	$267,087	$107,278
Restricted cash	42,120	168,681
Accounts receivable	153,471	62,578
Materials and supplies	49,343	42,986
Deferred financing costs	16,348	15,124
Current portion of deferred mobilization costs	54,992	54,523
Prepaid expenses and other current assets	20,678	10,376

Total current assets	604,039	461,546

Property and equipment, net	3,602,945	3,436,010
Restricted cash	208,287	208,287
Deferred financing costs	29,367	32,386
Other assets	70,782	46,060

Total assets	$4,515,420	$4,184,289

Liabilities and shareholders’ equity:
Accounts payable	$22,884	$26,845
Accrued expenses	43,953	39,095
Current portion of long-term debt	218,750	218,750
Accrued interest payable	23,929	12,099
Derivative liabilities, current	20,984	20,466
Current portion of deferred revenue	82,078	28,829

Total current liabilities	412,578	346,084

Long-term debt, net of current maturities	1,646,875	1,456,250
Deferred revenue	121,490	73,110
Other long-term liabilities	46,760	34,772

Total long-term liabilities	1,815,125	1,564,132

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,900,000 shares outstanding as of June 30, 2012 and December 31, 2011, respectively	2,169	2,169
Additional paid-in capital	2,346,652	2,344,226
Accumulated other comprehensive loss	(68,566)	(60,284)
Retained earnings (accumulated deficit)	7,462	(12,038)

Total shareholders’ equity	2,287,717	2,274,073

Total liabilities and shareholders’ equity	$4,515,420	$4,184,289

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenues
Contract drilling	$156,780	$—	$274,174	$—

Costs and expenses
Contract drilling	(83,463)	—	(148,374)	—
General and administrative expenses	(10,804)	(13,299)	(23,244)	(23,812)
Depreciation expense	(32,464)	(176)	(55,106)	(316)

	(126,731)	(13,475)	(226,724)	(24,128)
Loss of hire insurance recovery	—	—	23,671	—

Operating income (loss)	30,049	(13,475)	71,121	(24,128)
Other income (expense)
Equity in earnings of Joint Venture	—	—	—	18,955
Interest income from Joint Venture	—	—	—	495
Interest expense	(25,666)	—	(44,946)	(305)
Other income	814	932	3,824	1,162

Income (loss) before income taxes	5,197	(12,543)	29,999	(3,821)
Income tax (expense) benefit	(4,042)	36	(10,499)	408

Net income (loss)	$1,155	$(12,507)	$19,500	$(3,413)

Earnings (loss) per common share, basic	$0.01	$(0.06)	$0.09	$(0.02)

Weighted average number of common shares, basic	216,900,000	207,362,638	216,900,000	178,839,779

Earnings (loss) per common share, diluted	$0.01	$(0.06)	$0.09	$(0.02)

Weighted average number of common shares, diluted	216,901,766	207,362,638	216,902,148	178,839,779

(a)	See accompanying schedule: Supplementary Data – Reconciliation of Net Loss to Pro Forma Net Loss.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Six Months Ended June 30,
	2012	2011
Cash flow from operating activities:
Net income (loss)	$19,500	$(3,413)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Interest income from Joint Venture	—	(495)
Depreciation expense	55,106	316
Equity in earnings of Joint Venture	—	(18,955)
Amortization of deferred revenue	(43,218)	—
Amortization of deferred mobilization costs	33,279	—
Amortization of deferred financing costs	6,407	—
Deferred income taxes	1,760	(668)
Share-based compensation expense	2,426	2,606
Changes in operating assets and liabilities:
Accounts receivable	(90,893)	(3,525)
Materials and supplies	(6,357)	(18,646)
Prepaid expenses and other assets	(72,532)	(34,086)
Accounts payable and accrued expenses	29,749	8,734
Deferred revenue	144,847	59,229

Net cash provided by (used in) operating activities	80,074	(8,903)

Cash flow from investing activities:
Capital expenditures	(230,448)	(989,485)
Decrease (increase) in restricted cash	126,561	(52,273)

Net cash used in investing activities	(103,887)	(1,041,758)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	—	575,485
Proceeds from long-term debt	300,000	506,000
Payments on long-term debt	(109,375)	(25,000)
Deferred financing costs	(7,003)	(6,803)
Proceeds from related-party loan	—	142,205

Net cash provided by financing activities	183,622	1,191,887

Increase in cash and cash equivalents	159,809	141,226
Cash and cash equivalents, beginning of period	107,278	40,307

Cash and cash equivalents, end of period	$267,087	$181,533

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by the Company to measure its operations. We believe that EBITDA presents useful information to investors regarding the company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Reconciliation of Net Income (Loss) to EBITDA

(in thousands) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net income (loss)	$1,155	$(12,507)	$19,500	$(3,413)

Add:
Interest expense, net	25,666	—	44,946	(190)
Depreciation expense	32,464	176	55,106	316
Income taxes	4,042	(36)	10,499	(408)

EBITDA	63,327	(12,367)	130,051	(3,695)

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Reconciliation of Net Loss to Pro Forma Net Loss

(in thousands, except per share information) (unaudited)

Six Months Ended June 30, 2011
Net loss	$(3,413)

Pro forma adjustments:
Equity in earnings of Joint Venture (a)	(18,955)
Interest income from Joint Venture (b)	(495)
Interest expense (c)	305

Pro forma net loss	$(22,558)

Loss per common share, basic and diluted	$(0.02)

Pro forma adjustments per share:
Equity in earnings of Joint Venture (a)	(0.11)
Interest income from Joint Venture (b)	(0.00)
Interest expense (c)	0.00

Pro forma loss per common share, basic and diluted	$(0.13)

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.
(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.
(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.